

August 2, 2022

David P. Yeager
Chairman and Chief Executive Officer
Hub Group, Inc.
2000 Clearwater Drive
Oak Brook, IL 60523

      Re: Hub Group, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2021
            Response dated July 20, 2022
            File No. 000-27754

Dear Mr. Yeager:

      We have reviewed your July 20, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022 letter.

Response dated July 20, 2022

General

1.   We note your response to prior comment 2 states that all risks, including climate-related risks, are overseen collectively by the Board, Audit Committee and management. However, it does not appear that there is any reference to climate change or related risks, despite that the ESG Materiality Matrix on page 5 your Sustainability Report March 2022 states that all topics in the matrix are material, including climate strategy, and that the most pressing risks include those relating to energy, emissions and air quality. In addition, we note the sustainability initiatives on page 7 of your Sustainability Report March 2022 and that your sustainability policy issued in March 2022 states your goal is to be a "leader in the logistics industry in minimizing impact to our shared environment." Please revise your disclosure to more specifically address the role of your Board of

Directors, Audit Committee and management in overseeing climate change-related risks.

<u>Risk Factors, page 6</u>

2.   Your response to prior comment 3 discusses capital expenditures related to transition risks, but does not adequately address our prior comment. Please describe the relevant transition risks you analyzed, including the items noted in our prior comment, and explain how you assessed the effects of these risks for purposes of disclosure in your SEC filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

3.   We note your response to prior comment 5 stating that that indirect consequences of climate-related regulation or business trends have not been and are not expected to be material. Please describe the indirect consequences you considered in your analysis and tell us how you concluded that they were immaterial. Please ensure your response specifically addresses each item from our prior comment.

4.   Please provide us with additional detail supporting your statement in response to our prior comment 6 that the physical effects of climate change have not and are not expected to materially affect your business. In that regard, we note your risk factors titled "Relatively small increases in our transportation and warehouse costs that we are unable to pass through to our customers are likely to have a significant adverse effect on our gross margin and operating income" and "Extreme or unusual weather conditions can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results" on page 9. Please ensure you address each of the items specifically noted in our prior comment and provide quantitative information with your response.

 Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation